UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED

(Registrant)

Date: April 11, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated April 11, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating Updated Investor Presentation

April 11, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Sub: Updated Investor Presentation

Dear Sir / Madam,

Further to our intimation dated April 4, 2022 with respect to the approval of the Board of Directors for a composite scheme of amalgamation effectively resulting in Housing Development Finance Corporation Limited (HDFC Limited) merging with HDFC Bank Limited, we have received certain queries from the public including our shareholders seeking clarifications. In order to address these queries, we enclose herewith the updated investor presentation and request your good self to upload the same on the stock exchange websites for wide and effective dissemination.

The transaction is subject to the receipt of requisite approvals from the Reserve Bank of India (“RBI”), Securities and Exchange Board of India (“SEBI”), the Competition Commission of India, the National Housing Bank (“NHB”), the Insurance Regulatory and Development Authority of India, the Pension Fund Regulatory and Development Authority, the National Company Law Tribunal, BSE Limited and the National Stock Exchange of India Limited (collectively, the “Stock Exchanges”) and other statutory and regulatory authorities, and the respective shareholders and creditors, under applicable law

Disclaimer: The Proposed Transaction relates to securities of an Indian company and is proposed to be effected by means of a scheme of arrangement under Indian law. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The Proposed Transaction is subject to the disclosure requirements, rules and practices applicable in India to schemes of arrangement, which differ from the requirements of the U.S. proxy solicitation and tender offer rules.

The HDFC Bank securities to be issued in the Proposed Transaction have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the Securities Act. Accordingly, the HDFC Bank securities to be issued in the Proposed Transaction are expected to be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act or another available exemption under the Securities Act.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President – Legal & Company Secretary

Encl. : a/a

Transformational Combination of Housing Development Finance Corporation Limited (“HDFC Limited” or “HDFC”) with HDFC Bank Limited (“HDFC Bank”) April 11, 2022

Legal Disclaimer The transaction relates to securities of an Indian company and is proposed to be effected by means of a Scheme of Arrangement under Indian law. A transaction effected by means of a Scheme of Arrangement is not subject to the proxy solicitation or tender offer rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The transaction is subject to the disclosure requirements, rules and practices applicable in India to Schemes of Arrangement, which differ from the requirements of the U.S. proxy solicitation and tender offer rules. The securities proposed to be issued pursuant to this transaction (the “Transaction Securities”) will not be registered with the U.S. Securities and exchange commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, including the rules and regulations of the SEC promulgated thereunder (the “Securities Act”) or the securities law of any state or other jurisdiction, and are being offered and sold in reliance on certain exemptions from registration under the Securities Act. Neither these securities nor any interest or participation therein may be offered, sold assigned, transferred, pledged, encumbered or otherwise disposed of in the United States or to U.S. Persons (within the meaning of Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available. The Transaction Securities are anticipated to be issued in reliance upon the exemption from registration requirement of the Securities Act provided by Section 3(a)(10) thereof and applicable exemptions under state securities laws. The approval of a court of competent jurisdiction in India provides the basis for the Transaction Securities to be issued without registration under the Securities Act, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10). The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this presentation, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. The information contained in this presentation is provided by HDFC Bank Limited and HDFC Limited (together, the “Parties”) to you solely for reference. Although care has been taken to ensure that the information in this presentation is accurate, and that the opinions expressed are fair and reasonable, the information is subject to change without notice, has not been independently verified and neither its accuracy nor completeness is guaranteed. No representation, warranty, guarantee or undertaking (express or implied) is made as to, and no reliance should be placed on, the accuracy, completeness or correctness of any information, including any projections, estimates, targets and opinions, contained herein, and accordingly, none of the Parties, their advisors, representatives or any of their directors or officers assume any responsibility or liability for, the accuracy or completeness of, or any errors or omissions in, any information or opinions contained herein. The statements contained in this document speak only as at the date as of which they are made, and the Parties expressly disclaim any obligation or undertaking to supplement, amend or disseminate any updates or revisions to any statements contained herein to reflect any change in events, conditions or circumstances on which any such statements are based. By preparing this presentation, none of the Parties, their Boards or management, or their respective advisers undertake any obligation to provide the recipient with access to any additional information or to update this presentation or any additional information or to correct any inaccuracies in any such information which may become apparent. Past performance information in this presentation should not be relied upon as an indication of (and is not an indicator of) future performance. This presentation contains statements that constitute forward-looking statements which involve risks and uncertainties. These statements include descriptions regarding the intent, belief or current expectations of the Parties or their officers and information currently available with them, including with respect to the consolidated results of operations and financial condition, and future events and plans of the Parties, including with respect to the proposed Scheme of Arrangement. These statements can be recognized by the use of words such as “expects”, “plans”, “will”, “estimates”, “intends” or words of similar meaning. Such forward-looking statements are not guarantees of future performance and developments and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors and assumptions. You are cautioned not to place undue reliance on these forward looking statements, which are based on the current view of the managements of the Parties on future events. Wherever 9 months numbers have been approximated on a twelve months basis, they have been only mathematically approximated as such. They are not representative of what would be actually achieved in the additional 3 months for which the approximation has been made. No assurance can be given that future events will occur, or that assumptions are correct. Neither the Parties nor their advisors or representatives assume any responsibility to amend, modify or revise any forward-looking statements, on the basis of any subsequent developments, information or events, or otherwise. By accessing this presentation, you accept that this disclaimer and any claims arising out of the use of the information from this presentation shall be governed by the laws of India and only the courts in India, and no other courts, shall have jurisdiction over the same. This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Transaction Securities are anticipated to be delivered in reliance upon an available exemption from such registration requirements pursuant to Section 3(a)(10) of the Securities Act.

# Transaction overview

| | |
|---|---|
| **Transaction Structure** | • HDFC Limited, India's largest housing finance company with a total AUM of INR 5.26 Tn[3] and a market cap of INR 4.44 Tn[1] will merge into HDFC Bank, India's largest private sector bank by assets with market cap of c. INR 8.35 Tn[1]<br>• Subsidiary/associates of HDFC Limited will become subsidiary/associates of HDFC Bank |
| **Pro-forma Shareholding** | • Shareholders of HDFC Limited as on record date will receive 42 shares of HDFC Bank (FV Re. 1/- each) for 25 shares of HDFC Limited (FV Rs. 2/- each)<br>• HDFC Limited's shareholding in HDFC Bank will be extinguished as per the scheme of amalgamation ("Scheme") upon the Scheme becoming effective<br>• Post the above, HDFC Bank will be 100% owned by public shareholders and existing shareholders of HDFC Limited will own 41% of HDFC Bank[2] |
| **Closing Timeline and Approvals** | • Transaction completion is subject to shareholders, creditors and regulatory approvals including from RBI, IRDAI, CCI, SEBI and Stock Exchanges<br>• Closing is expected to be achieved within ~18 months, subject to completion of regulatory approvals and other customary closing conditions |

HDFC BANK

HDFC

Note:
1. Market cap as of 1st April 2022
2. Shareholding post closing on a fully diluted basis
3. As of Dec 31st, 2021; Net Advances

2

Executive Summary HDFC Bank’s “faster than industry” organic growth gets a fillip Mortgage business in banking model is more profitable aided by low cost of funds Access to wide and deepening distribution points of presence Enhances customer life cycle value as housing is a long tenor product HDFC Bank‘s technology driven operating efficiency and execution prowess bolstered by HDFC’s low cost of mortgage business Home loan product enhances customer trust as the Bank partners customers in their journey from “house” to “home” ~70% of HDFC’s customers do not bank with HDFC Bank presenting an opportunity Complete relationship banking including home loans can be offered by the Bank which enhances cross sell potential ~8% customers of HDFC Bank have mortgages from other providers Better visibility of customer enhances risk assessment framework, adding further unsecured products Combined entity can drive banking product format (e.g. housing with OD format) to meet varied customer needs Merger is the logical next step Scale, growth track record and profitability of both organizations has strengthened over last 2 decades Access to time tested product process and expertise of HDFC Regulatory convergence and market developments over time have improved the risk-reward equation 1 2

Executive Summary (Cont’d) Regulatory convergence and harmonization has been an enabler Reserving requirements have come down from 30% to 22% enabling organic compliance with reserving Interest rates give positive spreads on reserves Resource mobilization through long tenor infrastructure and affordable housing bonds which are exempt from reserves and PSL PSL generation through deeper reach coupled with deepening third-party market and affordable housing inclusion in PSL Synchronized and aligned asset recognition and provisioning framework of NBFCs with that of HDFC Bank Certain requests made to the regulator Glide path / gradual compliance enables on-balance sheet organic growth and supports India’s GDP compounding Retention / enhancement of shareholding in subsidiaries subject to compliance with applicable thresholds Insurance subsidiary – banking regulations allow stake holding in excess of 50% 3 4

Executive Summary (Cont’d) Resultant technical positives for shareholders Cancellation of HDFC Limited’s holding in HDFC Bank is day-0 accretive to book value and EPS of the Bank HDFC Bank’s shares eliminated at a price which has a holding company discount Potential value uplift from improving sum-of-the-parts value on the back of HDFC Bank’s reach and distribution strength Price reflects holding company discount on subsidiaries Increase in headroom for foreign institutions; Proforma headroom at 7.5% basis 31st Dec 2021 shareholding pattern 7.5% of foreign holding headroom translates to 10.1% of free float headroom for index providers (MSCI, FTSE) Index providers (MSCI, FTSE) reviewing the transaction especially in context of merger vis-a-vis consideration of combined entity as new entrant Index providers potentially may consider both free float percentage and free float value S&P and Moody’s have affirmed HDFC Bank’s outstanding ratings, S&P has highlighted that the merger will boost HDFC Bank’s market share and diversify its revenues 5

Full Stack Financial Services Conglomerate, Potential Win Win for All Stakeholders 1 Structural Drivers in Place for Housing Sector; Housing Demand Poised to Drive Indian Economy 2 3 Ability to Cross-sell to a Large and Growing Customer Base 4 Leveraging the Power of Distribution in Urban, Semi-urban and Rural Geographies 5 Combination with Proven Multi Decade Mortgage Underwriting Expertise Across Credit Cycles 6 Combined Balance Sheet of INR 17.87 Tn(1) and INR 3.3 (2) Tn Net Worth Enabling Larger Underwriting at Scale Secured and Long Tenor Product will Lead to Robust Asset Portfolio Mix Note: As of Dec 31st, 2021; Net Advances As of Dec 31st, 2021; net of cancellation on a proforma basis

HDFC Bank and HDFC have been Growth Compounders FY2015 FY2018 FY2021 FY2015 FY2018 FY2021 Branches (#) 4,014 4,787 5,608 Branches (#)(5) 275 326 390 Gross Advances (INR Cr.) 3,67,888 6,64,254 11,43,309 Gross Advances (INR Cr.) 228,181 362,811 498,298 3Y CAGR (%)(2) 22% 20% 3Y CAGR (%) (2) 17% 11% Market Share (%)(3) 4.9% 7.5% 10.5% % Individual 68% 70% 74% Deposits (INR Cr.) 4,50,796 7,88,771 13,35,060 Total Borrowings (INR Cr.)(4) 209,217 319,716 441,365 3Y CAGR (%) (2) 21% 19% 3Y CAGR (%) (2) 15% 11% Cost of Funds (%) 5.1% 4.3% 3.5% Cost of Funds (%) 9.5% 7.5% 6.7% Profit After Tax (INR Cr.) 10,216 17,487 31,117 Profit After Tax (INR Cr.) 5,990 10,959 12,027 Source: Annual reports, Public Filings and RBI Note: Metrics based on standalone financials; For HDFC Ltd., FY15 is on I-GAAP and FY18, FY21 are on Ind As Numbers have been rounded off for convenience of representation Market share computed on total advances Borrowings include deposits Excludes HDFC Sales office Growth compounding at scale amidst rising market share continues…

Secured and Long Tenor Product will Lead to Robust Asset Portfolio Mix Loan Book Mix (%)(1) Note: As of Dec 31st, 2021 (unaudited) Net Advances Total Advances (INR Cr.)(1,2) 12,68,863 5,25,806 17,86,669 Pro Forma

# Mortgage Provides Duration to Balance Sheet, Lowering Portfolio Concentration Risk

**Growing Importance of Mortgages for the Bank**



70,220
CAGR: 24.5%
36,265
24,125
14,260
5,069
FY2009
FY2012
FY2015
FY2018
FY2021
Home Loan Book (INR Cr.)

**Sticky Product, Generating Greater Customer Lifetime Value**



Credit Card
30 Days
Personal Loan
~2 Years
2W Loan
~1 Year
Auto Loan
~4 Years
Home Loan
~20 Years (1)
Opportunity to cross sell unsecured, lower tenor, profitable credit during the repayment lifecycle
Asset Tenor
Term Deposit
3 - 5 Years
Long tenor product on the liability side
Savings Deposit
Perpetual
Liability Tenor

**Better visibility of customer enhances risk assessment framework, aiding further cross sell opportunities**

HDFC BANK

HDFC

Note:
1. Maximum tenor

9

Leveraging the Power of Branch Banking: Well Poised for Sourcing Deposits and Housing Loans Branch deposits compound with time ~90% Branches Less than 15 Years Old à At an Inflection Point Continued Branch expansion to increase reach 50+% of branches in Semi Urban and Rural areas aiding affordable housing growth Branch Vintage Branch Vintage

# Two-Pronged Growth Strategy for Deposits – Enabler for Loan Growth

**1 Incremental Branches**

- HDFC Bank has re-inflected the rate of branch addition with FY22 additions being nearly equal to the overall additions between FY19 to FY21
  - HDFC Bank intends to further increase the velocity of branch additions over the next few years
- The increase in branch network has been and is expected to be primarily in semi urban and rural (SURU) areas
  - Helps garner deposits from deeper geographies and allows the Bank to capture local ecosystems
- The incremental branches further widen the Bank's reach and augment its customer and deposit base significantly

**2 Exponential Deposit Growth**

- The Bank benchmarks its branches to the 'best-in-class' operating branch
  - Helps maintain momentum of customer acquisition
  - The Bank is acquiring new liability relationships at a run rate of ~9 -10 MM relationships per annum
- As branches mature into well-established vintage branches the branch productivity increases and its deposits compound with time
  - For instance, branches with a 5 - 10 year vintage grow by ~3x vis-à-vis the branches with a < 5 year vintage

**Enhanced branch network and improved productivity has led to ~2x increase in retail deposits per branch over FY17 – 22**

HDFC BANK HDFC
11

# Unleashing the Potential of Mortgage in Banking Model

## Significant Headroom for Mortgage Penetration


~68 MM
Customer Base
~8%
Customers with mortgages from other mortgage providers
~2%
Customers who have HDFC's Mortgage product

**Conversion of mortgage from an agency product to an in-house product across all branches** → significant opportunity to increase the span of the mortgage product offering

**70% of HDFC's customers are not banking with HDFC Bank**, presenting yet another addressable opportunity

**New customer relationship addition of ~9 – 10 MM per annum**

## Mortgage Lends Itself to Physical Distribution


HDFC Bank Branches[1]
HDFC Ltd. Branches[1]

Regulations require customers to physically visit the branches of mortgage provider for a wet signature

Need for mortgage provider to have a distribution point of presence across each micro market, to facilitate servicing of mortgage related documents

**A large portion of HDFC Bank's branch network is unable to source mortgages due to limitations in HDFC's network** – the merger now unlocks this growth opportunity

**The combined entity will continue to grow and achieve its above industry growth as demonstrated in the past**

HDFC BANK HDFC

Note:
1. Branch presence Pan India is for representative purposes only, and not to scale

12

Ability to Enhance Customer Lifetime Value Ability to Better Cross Sell with Full Suite of Financial Products Life Insurance General Insurance Investment Products Credit Cards Health Insurance Mortgages Savings Accounts Combined Customer Base Personal Loans

Combination with Deep Multi-Decade Mortgage Underwriting Expertise Across Cycles 1st Retail Housing Finance Player in India 45 years of Deep Domain Expertise Best-In-Class Cost of Operations ~3,500 Product Specialists Superior Risk Management Framework Core Financial Products Superior Scale and Distribution Strong Data Analytics & Digital Competencies Enhanced resilience for infrastructure lending Enabler for underwriting large ticket loans enhancing wholesale lending Facilitate larger quantum of credit into the priority sector including agriculture Faster Origination, Improved Operational Efficiency, and Reduced Default Rates

Pro Forma Impact on Key Metrics +34% +44% +8% Equity Shares Outstanding (# MM) (1) Net Worth (INR Cr.) (1) Book Value per Share (INR / Share) 554 181 229,640 115,400 414 638 Delta +42% Advances (INR Cr.)(1) 12,68,863 5,25,806 +30 bps Capital Adequacy Ratio (%)(1) 19.5% 22.4% Note: 1. Standalone (unaudited), as of Dec 31st, 2021; Basis addition without adjustments to bank model. Not to be considered as continuing in the future. +37% Annualized PAT (INR Cr.) (1) 35,875 13,388 +3% Earnings per Share (INR / Share) c.65 c.74 742 330,768 446 Pro Forma 17,86,669 19.8% 49,263 c.67 HDFC Bank and HDFC have Delivered Superior Shareholder Returns across Decades Post combination “One Plus One will be greater than Two”

# Indicative Timelines for Transaction, Approvals and Applicability of Liquidity, PSL Considerations

**Announcement: 4th April 2022**

**Upto ~4 months** — **Regulatory Filings & Approvals**

- SEBI/Stock Exchange
- RBI
- NHB
- IRDAI
- CCI

**12 – 14 months** — **NCLT Filings & Approvals**

- Filing of Scheme
- NCLT approval, creditors approval, other approvals

**~1 month** — **ROC Filing**

- ROC Filing
- Allotment of shares

**Effective Date**

**Completion of Merger Process: Expected by Q3 FY2024**

- On merger being effective, liquidity requirements (CRR, SLR) will kick in

**~12 month**

- PSL obligation kicks in by FY2025

HDFC BANK

HDFC

16

Integration: Power of ONE One Firm-One Culture-One Bank-One Brand

Seamless Integration Well-entrenched and aligned processes would reduce lead time typically needed to unlock synergies Processes Minimal need towards optimization of any physical infrastructure assets Infrastructure Existing arrangement on Mortgages to continue; Ability to further scale up during before effective date Limited Disruption Complementary human capital People Lead time till transaction completion provides opportunity to normalize for adjustment to banking model Adjust to Bank Model HDFC Bank has assessed build vs. buy in context of mortgages HDFC brings a best-in-class product which is widely accepted by the market; Along with its product and underwriting expertise, it brings along multi-decade experience in the home loan arena along with experience across credit cycles HDFC Bank will own the “HDFC” brand; Combined entity will offer HDFC branded home loans, which is a product that has customers’ trust For the Bank to organically build this portfolio and expertise, it would entail a gradual learning curve in contrast to the currently envisaged ‘lift-shift-execute’ strategy, that leads to seamless integration given that the Bank is already sourcing the product Merger Integration is Envisaged to be “Bolt-on with Low Touch”

Mortgage in Banking Model What is the impact of mortgage product on HDFC Bank’s margins? Net Interest Margins (NIMs) should be evaluated vis-à-vis return on assets (RoA) Generally, secured products and high credit quality loans have lower margins coupled with lower cost of acquiring & servicing (for eg. HDFC’s cost to income is ~8%); additionally, credit costs on these are also benign Therefore, the troika of reasonable NIMs, low cost of service and benign credit costs, helps achieve reasonable RoAs Further, such RoAs with lower risk weighted assets (RWA) density eventually yield a better return on equity (RoE); In the initial period subsequent to the effective date, the RoE will be lower given the large capital base of the combined entity; As the capital gets utilized on the back of loan growth the Bank will return to normalized ROE. As the current higher proportion of wholesale assets rebalances, it presents an opportunity to replace them with mortgages Will the profitability of the mortgage product increase once it moves into the Bank? The key positives from a banking model perspective for the mortgage business are: Well diversified funding sources coupled with access to lower cost funds; healthy CASA mix aids in spread expansion Evolution from a single product offering to a full stack financial services offering Priority sector lending (PSL) businesses are expected to deliver a risk adjusted RoA comparable to HDFC Bank’s average Increased profitability and shareholder returns from: Ability to deliver the home loan product in deeper geographies Greater loan growth on the back of better visibility into the customer enabling enhanced risk assessment Mortgage serving as another lead-in product category in addition to the Savings Account Provision of a longer duration to the balance sheet for higher customer relationship value over life of the loan Increase in penetration into existing customer base and greater cross sell opportunity 1 2

# Priority Sector Lending (PSL): What Changes?

| | |
|---|---|
| **When do these requirements get tested?** | • Priority Sector Lending obligations will kick-in with a lag of 12 months post the merger becoming effective<br>• For instance, if the merger is effective from Q3 FY2024, the incremental PSL obligations will be reckoned in FY2025 |
| **What does HDFC Bank currently do and how the requirements will be implemented?** | • Bank has been able to grow PSL business organically, which provides an attractive risk-adjusted ROA<br>  o The Bank's well-oiled commercial & rural banking engine with ~50% branches in semi urban & rural markets aid in growing PSL book organically<br>  o Organic on-balance sheet PSL business generates an RoA above the Bank's overall RoA – provides strong risk-adjusted returns<br>  o Certain products of the Bank such as Sustainable Livelihood Initiative (SLI), Tractor Loans, Agriculture loans qualify entirely under PSL norms<br>• Participation in the Priority Sector Lending Certificate ('PSLC') market<br>  o The Bank has been an active participant in the PSLC market, both as a purchaser and a seller of PSLCs<br>  o PSLCs do not require any additional funding requirements and typically cost between 50 bps to 250 bps<br>• Deployment of funds under NABARD / SIDBI allocation<br>  o Any shortfall to meet PSL obligations can also be offset through deployment in the NABARD/SIDBI bonds<br>  o This event would get triggered in FY 2025-26 and typically yield bank rate less 200 bps<br>  o An optimal mix of on-balance sheet PSL organic growth, PSLCs purchased at a cost and deployment in NABARD/SIDBI bonds at a lower yield will provide an ROA in the range of Bank's normal average of +/- ~2.0%<br>• Availing exemptions under the 'Affordable Housing' guidelines for reducing ANBC<br>  o Raise infrastructure / affordable housing bonds; These bonds are eligible for reduction from ANBC, thereby reducing the amount of PSL required |
| **What will change** | • HDFC Bank's ability to generate organic PSL will improve as it will be able to make available the home loan product in the deeper geographies, where the home loan product is not being delivered currently |

**PSL is an Opportunity Aligned on Risk-Reward in Context of HDFC Bank's Business Model**

HDFC BANK HDFC
20

CRR, SLR and Liquidity Assessment on Effective Date Day 0 CRR Organically met and SLR assets generate positive net returns at current yield curve What is the current regulatory regime for HDFC Ltd.? When do these requirements get tested? Is there any Day 0 impact? The requirements for Cash Reserve Ratio (CRR) and Statutory Liquidity Ratio (SLR), per the banking thresholds of 4% and 18% respectively It shall become applicable to HDFC Ltd.’s relevant liabilities as of the effective date of the merger NBFC regulations require deposit taking NBFCs to maintain 13% SLR in respect of public deposits raised by them In addition, the requirements of Liquidity Coverage Ratio (LCR) have been phased-in with effect from December 2021 Deposit taking NBFC-HFCs are expected to maintain a LCR of 85% by December 2024 and 100% by December 2025 As of December 31, 2021, HDFC had an LCR higher than the minimum requirement of 50% Subject to the developments from now to effective date, excess SLR, if available may help to meet the SLR requirement of the combined entity Infrastructure/affordable housing bonds raised are eligible for reduction from Net Demand & Time Liabilities (NDTL), thereby reducing the amount of CRR/SLR required How will HDFC Ltd.’s liabilities be repaid / funded / substituted? HDFC has a well-matched asset and liability profile, thus asset maturities will help fund liability payments HDFC’s track record of raising long tenor bonds will help generate requisite liquidity to support growth This is expected to seamlessly replace the relatively higher cost borrowings of HDFC with the low-cost funds that the Bank can generate

Glide Path / Phase-in Sought from RBI HDFC Bank’s above-industry loan growth has been a meaningful contributor to India’s GDP growth over the last decade, and the glide path will enable the Bank to continue to support India’s GDP compounding What are the phase-in requests made with respect to HDFC Bank? Request for gradual compliance with incremental SLR and CRR requirements that become applicable on effective date, which will enable Driving credit growth in the economy post COVID-19 pandemic Request for phase-in of incremental PSL requirements that become applicable post effective date, which will enable Providing the lead time for further scaling up on-balance sheet PSL origination for supporting credit growth What are the requests made with respect to the transaction? The Bank has sought from the RBI, grandfathering of all liabilities and borrowings outstanding on effective date Harmonization vis-à-vis regulatory regime applicable to NBFCs Allows run-down of liabilities as per their contracted maturities What are the additional requests with respect to HDFC Limited subsidiaries? HDFC Life: Permit either of the entities to invest, such that the overall stake held is over 50% as on effective date HDFC Ergo: Recommend to the Central Government to provide requisite dispensation to permit shareholding in excess of 30% for a certain period of time

Other Items Would you continue with the open architecture for the third-party insurance business? Customers are the focal point of HDFC Bank’s business HDFC Bank would like the choice of products to be available to its customers As a result of this philosophy and customer centricity, HDFC Bank would like to offer the best available insurance products to its customers HDFC Bank would, therefore, like to maintain the open architecture for its third-party insurance business Why did you not opt for the NOFHC structure? HDFC Bank will comply with RBI directions with respect to structure as the transaction is structure agnostic; NOFHC structure may require clarifications on tax and other regulations. Non-Operating Financial Holding Company (NOFHC) structure allows a bank to do banking as well as other para banking activities, with the NOFHC being regulated by the RBI If regulations permit adoption of an NOFHC structure, the banking business shall be carried out of a 100% wholly-owned subsidiary – thereby ring fencing the banking activities in an unlisted entity regulated by the RBI What part of non-individual loan book will you continue to finance in the Bank The sales and credit underwriting expertise for construction finance / developer loans is a well-developed capability at HDFC Ltd. The engagement with the developers helps provide an entry point for the retail customer driving retail mortgage growth HDFC Bank provides lease rental discounting product and will continue to do so Regulatory reforms have improved both adherence to project timelines and cash flow visibility which enables comprehensive risk management in keeping with HDFC Bank ethos

Other Items What part of HDFC’s loans that you cannot continue under the banking model The regulatory regime for NBFCs enables them to offer products which are either restricted or limited under the regulatory regime for banks For instance, loan against shares with ticket size > Rs. 20 lac, loan against shares where the pledged securities are > 30% of the company’s share capital etc. Some of these loans, which HDFC has approved, may need to be run down or made compliant with current banking regulations, or HDFC Bank / HDFC may be required to seek regulatory exemptions in this regard before the effective date These range within reasonably manageable amounts How would you leverage talent from both organizations to enhance mortgages? Deep product knowledge, experience of having witnessed the mortgage market development across geographical cohorts and a multi-decade experience across credit cycles, are the most significant capabilities of HDFC’s employees The Bank has a significantly enhanced human capital that can focus on execution and provide delivery across platforms The Bank simply needs to ‘lift, shift and execute’ across its branch network (including SURU locations) and through partnerships What were other considerations for the transaction? Through this transaction HDFC Bank gets ownership of a “trusted and strong” 45 year old ‘HDFC’ brand This eliminates any potential brand risk for HDFC Bank and its shareholders